Exhibit 99.24

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:                                                        Name and Address of Company

CRH Medical Corporation (the “Corporation” or “CRH”)

Suite 522 – 999 Canada Place, World Trade Center

Vancouver, BC   V6C 3E1

Item 2:                                                        Date of Material Change

December 2, 2014

Item 3:                                                        News Release

The news release was disseminated on December 2, 2014 to the Toronto Stock Exchange and through various other approved public media.

Item 4:                                                        Summary of Material Change

The Corporation announced the acquisition of the business, assets and interests of Gastroenterology Anesthesia Associates, LLC, (“GAA”).

Item 5:                                                        Full Description of Material Change

5.1                                                                               Full Description of Material Change

The Corporation announced the acquisition (the “Transaction”) of the business, assets and interests of Gastroenterology Anesthesia Associates, LLC, (“GAA”).

The Corporation paid US$58.6 million at closing with up to an additional US$14.6 million payable within 4.5 years based on agreed financial performance requirements of the acquired business. The maximum total purchase price assuming achievement of all performance measures is US$73.2 million.

The Transaction is being financed by cash on hand along with senior and subordinated credit facilities (the “Credit Facilities”) from Knight Therapeutics Inc. (“Knight”) and affiliates of Crown Capital Partners Inc. (“Crown” and, together with Knight, the “Lenders”), in the amounts of US$30 million and approximately US$20 million respectively, a loan from BBF (as described below) and a private placement of the Corporation’s common shares (“Common Shares”).

The Credit Facilities are each provided pursuant to credit agreements entered into by the Corporation and the respective Lenders as of today’s date. The Credit Facilities will incur interest at a rate of between 10-12% per annum and will be secured against the assets of the Corporation and its subsidiaries. Knight’s Credit Facility will mature after a term of two years, subject to an extension for an additional year under certain circumstances, and Crown’s Credit Facility will mature after a term of 42 months. The Corporation has issued to the Lenders, as partial consideration for the Credit Facilities, an aggregate of 5,000,000 Common Shares on a private placement basis. The Corporation also paid other fees and expenses to the Lenders, consistent with

Credit Facilities of this nature and has agreed to nominate an individual selected by Knight to CRH’s board of directors.

Concurrently with closing the Transaction, the Corporation also completed a non-brokered private placement for 6,967,845 Common Shares (the “Private Placement”), at a subscription price of $0.82 per share, to, among others, the owner of GAA and associated individuals, which further aligns the GAA sellers and CRH’s business prospects.

Bloom Burton & Co. (“Bloom Burton”) acted as financial advisor to CRH in connection with the Transaction. Bloom Burton subscribed for 1,027,980 Common Shares pursuant to the Private Placement and the Bloom Burton Healthcare Structured Lending Fund II (“BBF”) agreed to provide the Corporation with an unsecured loan in the principal amount of US$2 million. BBF’s loan accrues interest at a rate of 12% per annum and will mature after a term of 54 months.

The proceeds received by CRH from the Credit Facilities, the loan from BBF and the Private Placement were used to close the Transaction.

All securities issued pursuant to the Transaction will be subject to a hold period of four months plus one day from the closing of the Transaction. The Common Shares issued pursuant to the Private Placement were issued in a private offering to accredited investors in accordance with Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and to certain non-U.S. persons in offshore transactions in accordance with Regulation S promulgated under the Securities Act. The Common Shares have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States without registration or an applicable exemption from registration requirements.

5.2                                                                               Disclosure for Restructuring Transactions

Not applicable.

Item 6:                                                        Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:                                                        Omitted Information

Not applicable.

Item 8:                                                        Executive Officer

Edward Wright, Chief Executive Officer
Telephone:  604-633-1440 x1008

Item 9:                                                        Date of Report

December 5, 2014